SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

DIVERSIFIED FINANCIAL RESOURCES CORP.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

25520Q 40 7
(CUSIP Number)

c/o Chris Cottone, 2610 N Palm Aire Dr., Pompano Beach, FL 33069
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2006
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GUO FENG ZHU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 1,475,125
	8	SHARED VOTING POWER 223,524,875
	9	SOLE DISPOSITIVE POWER 1,475,125
	10	SHARED DISPOSITIVE POWER 223,524,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5% **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 377,866,323 shares outstanding on June 2, 2006 computed from the issuer’s recent filings.

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Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Diversified Financial Resources Corp., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Fu Xi Technology & Industry Park, Nan Feng County, Jiang Xi Province, P. R. China. At present, there are 377,866,323 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is GUO FENG ZHU.

b.	The residence address of Mr. Zhu is Xian Gui Ling, 18 Xinjian Rd, Qincheng Town, Nen Feng County, Jiangxi Province, P. R. China 344500.

c.
Mr. Zhu currently doesn't hold any positions of the Issuer. The principal business of the Issuer is the production and sales of orange juice and juice beverage and its principal address is Fu Xi Technology & Industry Park, Nan Feng County, Jiang Xi Province, P. R. China.

d.	During the past five years, Mr. Zhu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Zhu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.         Mr. Zhu is a citizen of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases reported on this statement are Mr. Zhu is the shareholder of Jiang Xi Tai Na Guo Ye You Xian Gong Si, a corporation organized and existing under the laws of the Peoples' Republic of China ("Tai Na"). Pursuant to a Plan of Exchange, dated April 1, 2006, the Issuer issued to the Tai Na Shareholders a total amount equal to 375,000,000 new investment shares of common stock of the Registrant pursuant to Regulation S under the Securities Act of 1933, as amended, in exchange for all of their shares of registered capital of Tai Na. Upon completion of the exchange, Tai Na will become a wholly-owned subsidiary of the Registrant. Mr. Zhu was instrumental in the Issuer’s acquisition of Tai Na. The reported shares were acquired by Mr. Zhu pro rata equal to his shares in Tai Na.

Item 4. Purpose of Transaction.

    The purpose of the acquisition was to allow Mr. Zhu to acquire a significant equity position in the Issuer. Mr. Zhu has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 377,866,323 shares of Common Stock, of which Mr. Zhu is presently the record owner of 225,000,000 shares. Mr. Zhu is not part of a group within the meaning of Section 13(d)(3) of the Act.

    b. The following table indicates the number of shares as to which Mr. Zhu has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

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	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Guo Feng Zhu	1,475,125	0.4%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Guo Feng Zhu	223,524,875	59.1%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Guo Feng Zhu	1,475,125	0.4%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Guo Feng Zhu	223,524,875	59.1%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           None.

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SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2006

By: /s/ Guo Feng Zhu
Guo Feng Zhu

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